LEAD INVESTOR



Raymond Brown (Venture Partner GMC)

When evaluating startups I like to consider three main factors. The team's ability to execute, market potential and sales. COCO PAGO has proven sales netting over 1 million in last year alone during a worldwide pandemic. This team's ability to execute is unmatched. They have explosive growth year over year (1,114%) and have a massive user base! The team also has previous startup experience in the fintech space. Latin America is on pace for all-time records in venture capital dollars raised and venture capital rounds in 2021. According to CB Insights data, startups in the region have already raised $9.3 billion in 2021's first six months from 414 deals (TechCrunch July 29, 2021). Sales heals all is a famous saying from investors across the world and this COCO PAGO has it! This proves that this company has product market fit and continues to prove that month over month. Join me and invest in one of the fastest growing markets we have seen in years.

Invested $1,000 this round

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